EXHIBIT 99.1
                                                                    ------------



                                [GRAPHIC OMITTED]
--------------------------------------------------------------------------------
PRIMEWEST ENERGY TRUST                                  For the three

2003 Quarterly                  PRIMEWEST  }            months ended          1

Report to the Unitholders                               March 31, 2003
--------------------------------------------


CALGARY, APRIL 28, 2003 (TSX: PWI.UN, PWX; NYSE: PWI) -- PrimeWest Energy Trust (PrimeWest) today announced unaudited interim operating and financial results for the first quarter.
--------------------------------------------------------------------------------
PRIMEWEST ENERGY TRUST ANNOUNCES FIRST QUARTER 2003 RESULTS. CASH FLOW PER UNIT FROM OPERATIONS OF $1.53, A 37% INCREASE OVER FOURTH QUARTER 2002.

FIRST QUARTER HIGHLIGHTS

o    Distributions of $1.20 per unit represent an 80% payout ratio.

o Production averaged 34,554 barrels of oil equivalent (BOE) per day versus the 2002 fourth quarter rate of 29,678 BOE/day.(1)

o Cash flow from operations of $64.8 million ($1.53 per unit) compared to $41.6 million ($1.12 per unit) in the fourth quarter of 2002, primarily as a result of significantly higher commodity prices.

o Closed the acquisition of Caroline/Peace River Arch properties adding approximately 17.6 million BOE of established reserves, 83% weighted to natural gas.

o Completed equity financing of 6 million trust units for net proceeds of $146.6 million. The proceeds were used to pay down debt related to the acquisition of the Caroline / Peace River Arch properties.

CASH FLOW RECONCILIATION (MILLIONS)

The table below provides a reconciliation of the changes to cash flows from the fourth quarter 2002 to the first quarter 2003.

Fourth quarter 2002 cash flow                             $41.6
Production volumes                                         11.4
Commodity prices                                           42.2
Hedging opportunity loss                                  (12.8)
Operating expenses                                         (3.8)
Royalties                                                 (15.4)
Other                                                       1.6
---------------------------------------------------------------
First quarter 2003 cash flow                              $64.8
===============================================================


(1)  All calculations required to convert natural gas to a crude oil equivalent
(BOE) have been made using a ratio of 6,000 cubic feet of natural gas to 1 barrel of crude oil.

PRIMEWEST ENERGY TRUST          1ST QUARTER REPORT


FINANCIAL & OPERATING HIGHLIGHTS
FINANCIAL HIGHLIGHTS
(millions of dollars except per-BOE and per Trust Unit amounts)                   THREE MONTHS ENDED
----------------------------------------------------------------------------------------------------------------------
                                                                    MAR 31, 2003      Dec 31, 2002       Mar 31, 2002
----------------------------------------------------------------------------------------------------------------------
Net revenue                                                              $  94.0           $  68.8            $  69.4
      per BOE                                                              30.23             25.20              24.60
Cash flow from operations                                                   64.8              41.6               48.3
      per BOE                                                              20.84             15.22              17.11
         per Trust Unit  (1)                                                1.53              1.12               1.45
Royalty expense                                                             32.7              17.3               10.7
      per BOE                                                              10.50              6.32               3.78
Operating expenses                                                          20.6              16.8               14.4
      per BOE                                                               6.63              6.16               5.10
G&A expenses- Cash                                                           3.8               3.3                2.6
      per BOE                                                               1.23              1.21               0.93
      UAR's - Non cash(2)                                                    0.4              (0.1)               5.3
      per BOE                                                               0.12             (0.03)              1.90
Internalization Costs - cash                                                  --               3.6                 --
      per BOE                                                                 --              1.32                 --
Internalization Costs - Non-cash                                              --              13.1                 --
      per BOE                                                                 --              4.80                 --
Interest expense                                                             3.6               3.2                2.1
      per BOE                                                               1.16              1.17               0.74
Management fees    - Cash                                                     --                --                1.4
                     per BOE                                                  --                --               0.50
                   - Non-cash                                                 --                --                0.5
                     per BOE                                                  --                --               0.17
Cash distributed to unitholders                                             49.8              42.6               38.1
      per Trust Unit(3)                                                     1.20              1.20               1.20
Net debt(4)                                                                281.3             225.4              234.4
      per Trust Unit                                                        6.19              5.79               7.08
=======================================================================================================================

(1)  Weighted average trust units & exchangeable shares outstanding (diluted)
(2)  Unit Appreciation Rights
(3)  Based on trust units at date of distribution
(4)  Net debt is long-term debt & working capital

OPERATING HIGHLIGHTS                                                               THREE MONTHS ENDED
-----------------------------------------------------------------------------------------------------------------------
                                                                     MAR 31, 2003      Dec 31, 2002       Mar 31, 2002
-----------------------------------------------------------------------------------------------------------------------
DAILY SALES VOLUMES
      Natural gas (MMcf/day)                                              140.3              114.2              113.3
      Crude oil (bbls/day)                                                8,142              8,766             10,244
      Natural gas liquids (bbls/day)                                      3,030              1,878              2,240
      Total (BOE/day)                                                    34,554             29,678             31,370
REALIZED COMMODITY PRICES(1) (CDN $)
      Natural gas ($/Mcf)                                                  6.92               5.09               4.57
      Crude oil ($/bbl)                                                   38.33              33.36              32.09
      Natural gas liquids ($/bbl)                                         40.77              32.41              20.87
      Total ($ per BOE)                                                   40.70              31.46              28.49
-----------------------------------------------------------------------------------------------------------------------

(1)  Includes hedging gains (losses)

PRIMEWEST ENERGY TRUST          1ST QUARTER REPORT


MANAGEMENT'S DISCUSSION & ANALYSIS (MD&A)

The following discussion is management's analysis of PrimeWest's operating and financial results for the quarter ended March 31, 2003 compared with the previous quarter and the first quarter of 2002. This discussion also contains information and opinions concerning the Trust's future outlook based on currently available information. This discussion should be read in conjunction with the Trust's annual MD&A and audited consolidated financial statements for the years ended December 31, 2001 and 2002, together with the accompanying notes, as contained in the Trust's 2002 Annual Report.

FORWARD-LOOKING INFORMATION

Because forward-looking information addresses future events and conditions, it involves risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking information. These risks and uncertainties include commodity price levels; production levels; the recoverability of reserves; transportation availability and costs; operating and other costs; interest rates and currency-exchange rates; and changes in environmental and other legislation and regulations. Please refer to the Trust's annual report for more detail as to the nature of these risks and uncertainties.

STRATEGY                      2003 OBJECTIVES                               YEAR-TO-DATE PERFORMANCE
ASSET GROWTH                  o  Continue to pursue value added             o  Closed the acquisition of the Caroline / Peace
                                 acquisitions in existing core areas or        River Arch properties.
                                 to create a new core area.

OPERATING EXCELLENCE          o  Average 34,500 - 35,500 BOE/day of         o  Production was within the target range
                                 production.                                   at 34,554 BOE/day.  We expect the full year
                                                                               average daily production to be 34,500 to
                                                                               35,500 BOE/day.

                              o  Invest $70 to $100 million in value        o  First quarter capital was $22 million,
                                 added incremental production through          below our estimated level of spending by
                                 drilling & completions, facility              $14 million. We expect full year capital
                                 optimisation and work overs.                  spending to be $70 to $100 million.

                              o  Operating expenses of $6.00 - $6.50        o  Operating expenses were $6.63 per BOE,
                                 per BOE                                       higher than our expected full year amount
                                                                               due to increased utility costs and one time
                                                                               restructuring costs. We expect full year
                                                                               operating costs to be $6.00-$6.50 per BOE.

FINANCIAL PRUDENCE            o  Maintain debt-to-cash flow ratio of        o  Debt-to-cash flow ratio of 1.1 versus
                                 less than 2.0 times.                          1.3 at 2002 year end.

                                                                            o  Un-utilized credit facility of $90 million
                                                                               at March 31, 2003.

RISK MANAGEMENT               o  Reduce distribution volatility by          o  Stabilized distribution at 40 cents per
                                 maintaining price protection on up to         month through to July 2003. 19 consecutive
                                 70% of production net of royalties and        months of 40-cent distributions.
                                 development additions.

PRIMEWEST ENERGY TRUST          1ST QUARTER REPORT


PRODUCTION VOLUMES
                                                                                    THREE MONTHS ENDED
-------------------------------------------------------------------------------------------------------------------------
                                                                     MAR 31, 2003        Dec 31, 2002       Mar 31, 2002
-------------------------------------------------------------------------------------------------------------------------
  Natural gas (MMcf/day)                                                  140.3               114.2              113.3
  Crude oil (bbls/day)                                                    8,142               8,766             10,244
  Natural gas liquids (bbls/day)                                          3,030               1,878              2,240
  Total (BOE/day)                                                        34,554              29,678             31,370
=========================================================================================================================
  Gross Overriding Royalty volumes included above (BOE/DAY)               1,700               1,450              2,076
=========================================================================================================================

Compared to the first quarter of 2002, volumes are 10% higher, primarily as a result of acquired production through the acquisition of properties in the Caroline / Peace River Arch areas offset by natural operational declines.

Natural gas production volumes increased 22.8% quarter over quarter, reflecting the addition of acquired volumes in the Caroline / Peace River Arch areas.

Whiskey Creek natural gas and NGL production came back on line in February adding approximately 400 BOE/day to production. At Dawson (Normandville), oil production remains restricted awaiting regulatory approval, and is not expected back on-line before the third quarter of 2003. A total of approximately 2,000 BOE/day of production is behind pipe awaiting tie-in or regulatory approvals.

During the first quarter, we saw a production shortfall of approximately 1,500 BOE per day of production. Of this total, approximately 1,000 barrels were lost due to the late start to our winter drilling program, in which we spent only $22 million of our planned $36 million of capital development. As noted in our March 14 release, the delay was primarily related to weather issues and equipment availability. The other 500 barrel per day shortfall is attributable to natural decline related to flush production of new wells drilled in the fourth quarter of 2002 and operational disruptions in the Dawson area.

PRODUCTION OUTLOOK

PrimeWest expects full year volumes to be in the 34,500 to 35,500 BOE/day range.

REALIZED COMMODITY PRICES

BENCHMARK PRICES
                                                                                    THREE MONTHS ENDED
-------------------------------------------------------------------------------------------------------------------------
                                                                     MAR 31, 2003       Dec 31, 2002        Mar 31, 2002
-------------------------------------------------------------------------------------------------------------------------
  Natural gas ($/Mcf AECO)                                                $7.92              $5.26               $3.34
  Crude oil ($U.S./bbl WTI)                                              $33.86             $28.15              $21.64
=========================================================================================================================

PRIMEWEST ENERGY TRUST          1ST QUARTER REPORT


AVERAGE PRIMEWEST REALIZED SELLING PRICES (CDN DOLLARS)
                                                                                    THREE MONTHS ENDED
-------------------------------------------------------------------------------------------------------------------------
                                                                     MAR 31, 2003       Dec 31, 2002        Mar 31, 2002
-------------------------------------------------------------------------------------------------------------------------
  Natural gas ($/MCF)                                                      $6.92              $5.09                 $4.57
  Crude oil ($/BBL)                                                        38.33              33.36                 32.09
  Natural gas liquids ($/BBL)                                              40.77              32.41                 20.87

  Total Oil Equivalent
    ($ per BOE)                                                           $40.70             $31.46                $28.49
=========================================================================================================================
  Realized hedging gain (loss) included in prices above
      ($ PER BOE)                                                         $(4.98)            $(0.97)                $7.06
=========================================================================================================================

SALES REVENUE (1)
($ millions)                                                                        THREE MONTHS ENDED
-------------------------------------------------------------------------------------------------------------------------
                                                                     MAR 31, 2003       Dec 31, 2002        Mar 31, 2002
-------------------------------------------------------------------------------------------------------------------------
  Natural gas                                                              $87.4               $53.5             $46.6
  Crude oil                                                                 28.1                26.9              29.6
  Natural gas liquids                                                       11.1                 5.6               4.2
-------------------------------------------------------------------------------------------------------------------------
  Total                                                                   $126.6               $86.9             $80.4
=========================================================================================================================
  Hedging (loss)/gains included above(2)                                  $(15.5)              $(2.6)            $19.9
=========================================================================================================================

(1)  Excludes sulphur
(2)  Net of amortized premiums

Revenues were significantly higher in the first quarter compared to the fourth quarter 2002 as a result of higher production volumes and commodity prices offset by an opportunity loss in our hedging program. In the last 27-month period up to and including March 31, 2003, hedging gains totalled $51.5 million.

Revenues for the first quarter of 2003 were 58% higher than the first quarter of 2002. The major factor is the overall higher commodity prices for 2003.

PRICE OUTLOOK

The following table sets forth benchmark historical and estimated future commodity prices.

BENCHMARK
 COMMODITY PRICES                    PAST FOUR QUARTERS (ACTUAL)              NEXT FOUR QUARTERS (FORWARD MARKETS)(1)
------------------------------------------------------------------------  ----------------------------------------------
                            Q2 2002     Q3 2002     Q4 2002    Q1 2003     Q2 2003     Q3 2003    Q4 2003    Q1 2004
------------------------------------------------------------------------  ----------------------------------------------
Natural gas
    NYMEX ($U.S./Mcf)            3.37        3.26        3.99       6.61        5.09        5.12       5.19        5.22
    AECO ($CDN/Mcf)              4.42        3.25        5.26       7.92        6.76        6.63       6.82        6.91
Crude oil WTI ($U.S./bbl)       26.25       28.27       28.15      33.86       29.14       27.20      26.31       25.49
========================================================================  =============================================

(1)  As at March 31, 2003

Crude oil pricing has come under downward pressure, after achieving daily highs of WTI $U.S. 37.83 per barrel in the first quarter. Developments regarding Iraq, OPEC production quotas, crude inventory levels and international growth will continue to dictate future pricing direction.

PRIMEWEST ENERGY TRUST          1ST QUARTER REPORT


The forward market for crude oil indicates future prices in steady decline over the next four quarters. The forward market for WTI averaged for the next 12 months is $U.S. 27.04 per barrel, compared to $U.S. 33.86 per barrel for the first quarter 2003.

Natural gas pricing has enjoyed a significant recovery over the past quarter as a result of a colder than normal winter in the key consuming regions of the United States and Canada that resulted in a higher demand for gas.

The forward market for natural gas indicates relative strong pricing throughout the next four quarters. The forward market for AECO averaged for the next twelve months is $6.78 per mcf, compared to $7.92 per mcf for the first quarter 2003.

ROYALTIES
                                                                                   THREE MONTHS ENDED
-------------------------------------------------------------------------------------------------------------------------
                                                                    MAR 31, 2003       Dec 31, 2002        Mar 31, 2002
-------------------------------------------------------------------------------------------------------------------------
Royalty expense ($ millions)                                               $32.7               $17.3               $10.7
      $/ BOE                                                               $10.50               $6.32               $3.78
Royalties as % of sales revenue
      - including hedging                                                   25.8%               20.0%               13.3%
      - excluding hedging                                                   23.0%               19.5%               17.6%
=========================================================================================================================

Royalty expense and the royalty rate rose nominally in the first quarter compared to the fourth quarter of 2002 as a result of higher commodity prices. Hedging gains do not attract royalties and hedge losses do not provide for royalty reductions.

OPERATING EXPENSES
                                                                                   THREE MONTHS ENDED
-------------------------------------------------------------------------------------------------------------------------
                                                                    MAR 31, 2003       Dec 31, 2002        Mar 31, 2002
-------------------------------------------------------------------------------------------------------------------------
Operating expenses ($ millions)                                            $20.6              $16.8               $14.4
      $/ BOE                                                               $6.63              $6.16               $5.10
=========================================================================================================================

Compared to the fourth quarter of 2002 power costs during the first quarter of 2003 increased $1.6 million. During the quarter a field cost reduction process was initiated, resulting in incremental restructuring costs of $0.7 million. This initiative will reduce ongoing labour costs by approximately 20%. In addition, $2.2 million of additional expense was associated with the Caroline / Peace River Arch property acquisition.

First quarter 2003 expenses are higher than 2002 first quarter due to: higher electrical power costs of $1.5 million, incremental restructuring costs of $0.7 million, maintenance and chemicals of $0.7 million, processing at third party facility of $0.3 million, well servicing and workovers of $0.7 million, as well as the $2.2 million of additional expenses associated with the Caroline / Peace River Arch acquisition.

OPERATING EXPENSES OUTLOOK

Operating costs for the year are expected to be higher than 2002, due to higher costs of power and one time employee and contractor restructuring expenses and anticipated increases in processing at third party operated facilities. We anticipated full year costs to be in a range of $6.00 to $6.50 per BOE.

PRIMEWEST ENERGY TRUST          1ST QUARTER REPORT


OPERATING MARGIN
($ per BOE)                                                                        THREE MONTHS ENDED
-------------------------------------------------------------------------------------------------------------------------
                                                                    MAR 31, 2003       Dec 31, 2002        Mar 31, 2002
-------------------------------------------------------------------------------------------------------------------------
Sales price (1)                                                           $40.74             $31.52              $28.37
Royalties                                                                  10.50               6.32                3.78
Operating costs                                                             6.63               6.16                5.10
-------------------------------------------------------------------------------------------------------------------------
Operating margin                                                          $23.61             $19.04              $19.49
=========================================================================================================================

(1)  Including hedging gains and other revenue/losses

The operating margin rose from the fourth quarter 2002 level reflecting higher natural gas prices and higher crude oil prices offset by hedging losses and higher royalties and operating costs.

GENERAL & ADMINISTRATIVE EXPENSE
                                                                                   THREE MONTHS ENDED
-------------------------------------------------------------------------------------------------------------------------
                                                                    MAR 31, 2003       Dec 31, 2002        Mar 31, 2002
-------------------------------------------------------------------------------------------------------------------------
G&A Expenses ($ millions)                                                   $3.8               $3.3                $2.6
      $/BOE                                                                $1.23              $1.21               $0.93
=========================================================================================================================

First quarter G&A costs were higher than during the fourth quarter of 2002 as a result of increased costs relating to payout amounts associated with PrimeWest's Short Term Incentive Program, restructuring costs and lower third party overhead recoveries for the period.

G&A costs for the first quarter of 2003 were higher than the 2002 first quarter due to higher payout under the Short-Term Incentive Plan as well as higher salary, benefit costs, and restructuring costs totalling $0.6 million for 2003. Information Systems and office lease costs were also higher in 2003 by $0.4 million.

G&A EXPENSE OUTLOOK

Cash G&A expenses are expected to decrease over the remainder of the year and are expected to be approximately $1.00 per BOE for the year.

MANAGEMENT FEES EXPENSE
                                                                                   THREE MONTHS ENDED
-------------------------------------------------------------------------------------------------------------------------
                                                                    MAR 31, 2003       Dec 31, 2002        Mar 31, 2002
-------------------------------------------------------------------------------------------------------------------------
Cash Management Fees ($ millions)                                             $--                $--               $1.4
    $/ BOE                                                                    $--                $--              $0.50
Non-cash Management Fees ($ millions)                                         $--                $--               $0.5
    $/ BOE                                                                    $--                $--              $0.17
=========================================================================================================================

On November 4, 2002, unitholders approved the internalization of management effective October 1, 2002. Accordingly, there are no cash or non-cash management fees after that date. In the fourth quarter of 2002 a one time cost for internalization of management in the amount of $16.7 million was incurred.

PRIMEWEST ENERGY TRUST          1ST QUARTER REPORT


UNIT APPRECIATION RIGHTS EXPENSE AND NON-CASH MANAGEMENT FEES
                                                                                   THREE MONTHS ENDED
-------------------------------------------------------------------------------------------------------------------------
                                                                    MAR 31, 2003       Dec 31, 2002        Mar 31, 2002
-------------------------------------------------------------------------------------------------------------------------
Unit Appreciation Rights Expense ($ millions)                               $0.4               $(0.1)               $5.3
      $/ BOE                                                                $0.12              $(0.03)             $1.90
=========================================================================================================================

It is PrimeWest's practice to expense the cost of the Unit Appreciation Rights
(UARs) under the Trust's long-term incentive program. UARs are similar to stock options in a conventional business. The UARs are marked-to-market each quarter and the impact is recognized as an expense or recovery in the income statement of the Trust.

INTEREST EXPENSE
($ millions)                                                                       THREE MONTHS ENDED
-------------------------------------------------------------------------------------------------------------------------
                                                                    MAR 31, 2003       Dec 31, 2002        Mar 31, 2002
-------------------------------------------------------------------------------------------------------------------------
Interest expense on credit facility                                         $3.6               $3.2                $2.1
Period end net debt level                                                  281.3              225.4               234.4
Debt per Trust Unit                                                        $6.19              $5.79               $7.08
Average cost of debt                                                        4.8%               5.3%                4.0%
=========================================================================================================================

Interest expense increased quarter-over-quarter reflecting increasing debt levels through the quarter. Debt levels were higher in 2003 as a result of the acquisition of the Caroline/Peace River Arch properties in January 2003.

On a per unit basis, debt increased modestly quarter-over-quarter, and was down approximately 14% from a year earlier.

At March 31, 2003, approximately 75% of the debt was at a floating rate, with the balance at a fixed rate.

DEPLETION, DEPRECIATION AND AMORTIZATION (DD&A)
                                                                                   THREE MONTHS ENDED
-------------------------------------------------------------------------------------------------------------------------
                                                                    MAR 31, 2003       Dec 31, 2002        Mar 31, 2002
-------------------------------------------------------------------------------------------------------------------------
Depletion, depreciation & amortization ($ millions)                        $52.7               $44.9               $45.9
   $/ BOE                                                                  $16.95              $16.44              $16.26
=========================================================================================================================

Compared to a year ago, the first quarter DD&A is $52.7 million reflecting higher production volumes as a result of additional volumes associated with the Caroline / Peace River Arch acquisition.

The DD&A rate is inflated relative to the acquisition cost of certain reserves due to the requirement to account for future income tax liabilities associated with the acquisition of those reserves. The offset is in the income tax recovery.

Absent this tax adjustment, the DD&A rate would be lower by approximately $3.30 per BOE in the first quarter of 2003.

PrimeWest contributed $0.50 per BOE in the first quarter of 2003 to pay for future costs related to well abandonment and site clean-up. The fund is used to pay for reclamation and abandonment costs as they are incurred.

PRIMEWEST ENERGY TRUST          1ST QUARTER REPORT


CEILING TEST

PrimeWest has performed a ceiling test using commodity prices as at the measurement date of March 31, 2003. Using March 31, 2003, commodity prices of AECO $6.11 per mcf for natural gas and WTI U.S. $31.04 per barrel of oil would result in a significant cushion of approximately $700 million.

INCOME AND CAPITAL TAXES
($ millions)                                                                       THREE MONTHS ENDED
-------------------------------------------------------------------------------------------------------------------------
                                                                    MAR 31, 2003       Dec 31, 2002        Mar 31, 2002
-------------------------------------------------------------------------------------------------------------------------
Income and capital taxes                                                    $1.2                $0.3                $0.6
Future income taxes recovery                                               (10.4)               (9.2)               (9.4)
-------------------------------------------------------------------------------------------------------------------------
                                                                           $(9.2)              $(8.9)              $(8.8)
=========================================================================================================================

Income and capital tax in the first quarter of 2003 is higher than prior quarters as the provision for large corporations tax and Saskatchewan tax has been increased for 2003.

NET INCOME (LOSS)
($ millions)                                                                       THREE MONTHS ENDED
-------------------------------------------------------------------------------------------------------------------------
                                                                    MAR 31, 2003       Dec 31, 2002        Mar 31, 2002
-------------------------------------------------------------------------------------------------------------------------
Net income (loss)                                                          $22.1               $(7.3)               $6.0
=========================================================================================================================

Net income for the three months ended March 31, 2003 is higher than the same period in 2002 reflecting higher realized commodity prices and higher volumes.

Net income for the first quarter of 2003 was higher than the fourth quarter 2002 as a result of higher volumes and commodity prices. As well, the fourth quarter was impacted with one-time costs associated with internalization and the NYSE listing. This resulted in $16.7 million of fourth quarter 2002 expenditures impacting net income.

LIQUIDITY AND CAPITAL RESOURCES
($ millions)                                                                             AS AT
-------------------------------------------------------------------------------------------------------------------------
                                                                    MAR 31, 2003       Dec 31, 2002        Mar 31, 2002
-------------------------------------------------------------------------------------------------------------------------
Long-term debt                                                            $300.0              $225.0              $136.7
Working capital deficit/(surplus)                                          (18.7)                0.4                97.7
-------------------------------------------------------------------------------------------------------------------------
Net debt                                                                   281.3               225.4               234.4
Market value of Trust Units and exchangeable shares
     outstanding                                                         1,154.0               989.2               954.7
-------------------------------------------------------------------------------------------------------------------------
Total capitalization                                                    $1,435.3            $1,214.6            $1,189.1
-------------------------------------------------------------------------------------------------------------------------
Net debt as a % of total capitalization                                     19.6%               19.0%               19.7%
=========================================================================================================================

Net debt is significantly higher than the first quarter of 2002 as a result of the acquisition of Caroline/Peace River Arch properties.

EQUITY ISSUE

On January 28, 2003, PrimeWest received net proceeds of $146.6 million from the issuance of 6 million trust units. The proceeds were used to pay down the operating bank credit line and repay an acquisition bridge facility that was in place for the Caroline / Peace River Arch acquisition.

PRIMEWEST ENERGY TRUST          1ST QUARTER REPORT


PrimeWest expects that internally generated cash flow proceeds from the DRIP and the Optional Trust Unit Purchase programs will provide approximately $30 million of funding for the full year 2003.

CAPITAL SPENDING
($ millions)                                                                       THREE MONTHS ENDED
-------------------------------------------------------------------------------------------------------------------------
                                                                   MAR 31, 2003        Dec 31, 2002        Mar 31, 2002
-------------------------------------------------------------------------------------------------------------------------
Expenditures on property, plant and equipment                             $22.0               $53.3               $24.8
=========================================================================================================================

Capital spending of $22.0 million during the first quarter was short of our Q1 target of $36 million. Full year capital spending is expected to be approximately $70 - $100 million.

HEDGING PROGRAM

Approximate percentage of future anticipated production volumes hedged at March 31, 2003; net of anticipated royalties, reflecting full production declines with no offsetting additions:

                                                      Q2 2003             Q3 2003            Q4 2003               2004
-------------------------------------------------------------------------------------------------------------------------
Crude Oil                                                 62%                 43%                38%                 2%
Natural Gas                                               61%                 60%                35%                12%
=========================================================================================================================

The mark-to-market valuation of these hedges was a $13.0 million opportunity loss at March 31, 2003 consisting of a $0.6 million loss in crude oil and a $12.4 million loss in natural gas. A summary of contracts in place as at March 31, 2003 is as follows:

CRUDE OIL (U.S.$/bbl)
                                                      Volume                                                   WTI Price
Period                                               (bbl/d)                          Type                   (U.S.$/bbl)
-------------------------------------------------------------------------------------------------------------------------
Apr - Jun 2003                                         1,000                         3 Way             18.50/22.50/27.70
Apr - May 2003                                           500               Costless Collar                   30.00/38.50
Apr - Jun 2003                                           500                          Swap                         27.12
Apr - Jun 2003                                           500                          Swap                         28.85
Apr - Jun 2003                                           500               Costless Collar                   22.00/30.10
Apr - Jun 2003                                           500                          Swap                         30.50
Apr - Jun 2003                                           500               Costless Collar                   28.00/32.98
Apr - Dec 2003                                         1,000                         3 Way             17.00/20.50/25.50
Jul - Jul 2003                                           500               Costless Collar                   28.00/33.75
Jul - Sep 2003                                           500                          Swap                         27.31
Jul - Sep 2003                                           500                          Swap                         29.25
Jul - Dec 2003                                         1,000                         3 Way             18.50/22.50/27.20
Oct - Oct 2003                                           500                          Swap                         30.00
Oct - Dec 2003                                           500                          Swap                         27.49
Jan - Mar 2004                                           500                          Swap                         27.50
=========================================================================================================================

PRIMEWEST ENERGY TRUST          1ST QUARTER REPORT


NATURAL GAS (CDN$/Mcf)
                                                      Volume                                                  AECO Price
Period                                              (MMcf/d)                          Type                    (Cdn$/Mcf)
-------------------------------------------------------------------------------------------------------------------------
Apr - Jun 2003                                           4.7                          Swap                          6.50
Apr - Oct 2003                                           4.7                          Swap                          3.98
Apr - Oct 2003                                           4.7                          Swap                          4.17
Apr 2003 - Oct 2004                                      9.5                         3 Way                3.17/4.22/6.09
Apr - Oct 2003                                           4.7                   Fixed Price                          4.75
Apr - Oct 2003                                           4.7                          Swap                          5.05
Apr - Oct 2003                                           4.7                         3 Way                3.17/4.48/6.26
Apr - Oct 2003                                           4.7                         3 Way                3.17/3.96/5.39
Apr - Oct 2003                                           4.7                         3 Way                3.69/4.75/6.65
Apr - Oct 2003                                           9.5                          Swap                          6.51
Nov 2003 - Mar 2004                                      4.7                          Swap                          6.90
Nov 2003 - Mar 2004                                      4.7                         3 Way                4.22/5.28/8.23
=========================================================================================================================

A 3-way option is like a traditional collar, except that PrimeWest has resold the put at a lower price. Utilizing the first 3-way crude oil contract above as an example, PrimeWest has sold a call at $27.70, purchased a put at $22.50, and resold the put at $18.50. Should the market price drop below $22.50 PrimeWest will receive $22.50 until the price is less than $18.50, at which time PrimeWest would then receive market price plus $4.00. However, should market prices rise above $27.70, PrimeWest would receive a maximum of $27.70. Should the market price remain between $22.50 and $27.70, PrimeWest would receive the market price.

NATURAL GAS BASIS SWAPS ($US/MCF)
                                                      Volume                                     AECO Price Differential
Period                                              (MMcf/d)                          Type                     ($US/Mcf)
-------------------------------------------------------------------------------------------------------------------------
April 2003 - October 2003                                5.0                    Basis Swap                         0.450
=========================================================================================================================

The AECO basis is the difference between the NYMEX gas price in $US per mcf and the AECO price in $US per mcf. Using the basis swap above as an example, PrimeWest has fixed this price difference between the two markets at $US 0.45 per mcf for the summer period. If the NYMEX price for the period turned out to be $US 4.00 per mcf, PrimeWest would receive an AECO equivalent price of $US
3.55 per mcf.

ELECTRICAL POWER
                                                Power Amount                                                   Heat Rate
Period                                                  (MW)                          Type                    (GJ/MW-hr)
-------------------------------------------------------------------------------------------------------------------------
Calendar 2003                                            2.5                Heat Rate Swap                          8.75
Calendar 2003                                            5.0                Heat Rate Swap                           9.0
Calendar 2004                                            5.0                Heat Rate Swap                           8.0
=========================================================================================================================

A heat rate swap fixes the amount of natural gas required to generate a corresponding unit of electricity. PrimeWest produces natural gas and consumes power. By using a heat rate swap, PrimeWest is able to efficiently convert a product that we produce into a product that we consume. Using the first heat rate swap as an example, PrimeWest will set aside 8.75 GJ of natural gas for sale at daily market pricing in order to receive 1 MW-hr of

PRIMEWEST ENERGY TRUST          1ST QUARTER REPORT


electrical power at daily market pricing. For the 2.5 MW of power consumption, this equates to approximately 500 mcf per day of natural gas supply.

CORPORATE GOVERNANCE

Effective January 8, 2003, Mr. Glen Russell, who is independent of PrimeWest was appointed to the Board of Directors. The Board is committed to adding an additional independent and unrelated director in 2003.

DISTRIBUTIONS

PrimeWest has distributed $0.40 per unit monthly year-to-date. PrimeWest has previously announced it will distribute, barring material adverse developments, $0.40 per unit on each of May 15, June 13, and July 15, 2003.

DISTRIBUTION REINVESTMENT (DRIP) DISCOUNT

PrimeWest's Distribution Reinvestment and Optional Trust Unit Purchase Plan
(Plan) enables participants to reinvest their monthly cash distributions and/or purchase additional Trust Units at a 5% discount to the 20-day weighted average market price. There is a $100,000 per calendar year limit per individual to the purchase of additional Trust Units.

To join either Plan, you must be a Canadian resident and a registered unitholder or have your units in an account that allows participation. Not all brokerage firms and banks will allow you to participate. Please check directly with your account representative as to their participation.

For further information or to join these Plans, contact our Plan Agent, Computershare Trust Company of Canada, at 1-800-332-0095.

FIRST QUARTER CONFERENCE CALL AND WEBCAST

PrimeWest will be conducting a conference call and Web cast for interested analysts, brokers, investors and media representatives about its first quarter results and outlook at 9:00 a.m. Mountain daylight time (11:00 a.m. Eastern daylight time) on April 29, 2003.

Callers may dial 1-800-814-4853 a few minutes prior to start and request the PrimeWest conference call. The call also will be available for replay by dialing 1-877-289-8525, and entering pass code 246138 followed by the pound (#) key.

Interested users of the Internet are invited to go to www.newswire.ca/webcast/VIEWEVENTCNW.HTML?EVENTID=510180 for the live Web cast and/or replay or access the Web cast at the PrimeWest Web site, www.primewestenergy.com.

QUESTIONS

PrimeWest Energy Trust welcomes questions from unitholders and potential investors; call Investor Relations at 403-234-6600 or toll-free in Canada and the U.S. at 1-877-968-7878; or visit us on the Internet at our Web site, www.primewestenergy.com.

On behalf of the Board of Directors:
April 28, 2003


Don Garner
President and
Chief Executive Officer

PRIMEWEST ENERGY TRUST          1ST QUARTER REPORT


CONSOLIDATED BALANCE SHEET (UNAUDITED)
 (millions of dollars)                                                                (UNAUDITED)               (AUDITED)
                                                                               AS AT MAR 31, 2003      As at Dec 31, 2002
--------------------------------------------------------------------------------------------------------------------------
 ASSETS
   Current assets
          Cash and short term deposits                                         $             16.8      $             --
          Accounts receivable                                                                95.6                    71.6
          Prepaid expenses                                                                   11.2                     9.8
          Inventory                                                                           1.9                     2.2
-------------------------------------------------------------------------------------------------------------------------
                                                                                            125.5                    83.6
   Cash reserved for site restoration and reclamation                                         1.4                     -
   Property, plant and equipment                                                          1,599.2                 1,404.5
   Other assets                                                                              --                      14.2
   Goodwill (note 2)                                                                         51.9                    --
--------------------------------------------------------------------------------------------------------------------------
                                                                               $          1,778.0      $          1,502.3
==========================================================================================================================
 LIABILITIES AND UNITHOLDERS' EQUITY
   Current liabilities
          Bank overdraft                                                       $             --        $              3.1
          Accounts payable & accrued liabilities                                             90.5                    67.0
          Accrued distributions to unitholders                                               16.3                    13.9
--------------------------------------------------------------------------------------------------------------------------
                                                                                            106.8                    84.0
   Long-term debt (note 3)                                                                  300.0                   225.0
   Future income taxes                                                                      382.8                   339.9
   Site restoration and reclamation provision                                                12.5                     6.2
--------------------------------------------------------------------------------------------------------------------------
                                                                                            802.1                   655.1
 UNITHOLDERS' EQUITY
          Net capital contributions (note 4)                                              1,456.4                 1,300.0
          Capital issued but not distributed                                                  1.1                     0.9
          Long-term incentive plan equity                                                     9.9                    10.1
          Accumulated income                                                                145.3                   123.2
          Accumulated cash distributions                                                   (628.7)                 (578.9)
          Accumulated dividends                                                              (8.1)                   (8.1)
--------------------------------------------------------------------------------------------------------------------------
                                                                                            975.9                   847.2
--------------------------------------------------------------------------------------------------------------------------
                                                                               $          1,778.0      $          1,502.3
==========================================================================================================================

CONSOLIDATED STATEMENTS OF UNITHOLDERS' EQUITY (UNAUDITED)
 For the three months ended
 (millions of dollars)                                                            MAR 31, 2003            Mar 31, 2002
--------------------------------------------------------------------------------------------------------------------------
 Unitholders' equity, beginning of the period                                  $            847.2      $            856.3
       Net income for the period                                                             22.1                     6.0
       Net capital contributions                                                            156.4                     6.9
       Capital issued but not distributed                                                     0.2                     0.2
       Long-term incentive plan equity                                                       (0.2)                    2.3
       Cash distributions                                                                   (49.8)                  (38.1)
       Dividends                                                                              -                      (0.4)
--------------------------------------------------------------------------------------------------------------------------
 Unitholders' equity, end of the period                                        $            975.9      $            833.2
==========================================================================================================================

PRIMEWEST ENERGY TRUST          1ST QUARTER REPORT


CONSOLIDATED STATEMENT OF CASH FLOW (UNAUDITED)
 (millions of dollars)                                                                     THREE MONTHS ENDED
--------------------------------------------------------------------------------------------------------------------------
                                                                                  MAR 31, 2003            Mar 31, 2002
--------------------------------------------------------------------------------------------------------------------------
 OPERATING ACTIVITIES
       Net income for the period                                               $             22.1      $              6.0
       Add:    Items not involving cash from operations
               Depletion, depreciation and amortization                                      52.7                    45.9
               Unit Appreciation Rights                                                       0.4                     5.3
               Non-cash management fees                                                       -                       0.5
               Future income taxes recovery                                                 (10.4)                   (9.4)
-------------------------------------------------------------------------------------------------------------------------
       Cash flow from operations                                                             64.8                    48.3
       Expenditures on site restoration and reclamation                                      (0.1)                   (0.7)
       Change in non-cash working capital                                                   (11.0)                   26.2
-------------------------------------------------------------------------------------------------------------------------
                                                                                             53.7                    73.8
-------------------------------------------------------------------------------------------------------------------------
 FINANCING ACTIVITIES
       Proceeds from issue of Trust Units (net of costs)                                    153.2                     2.2
       Cash distributions to unitholders                                                    (47.1)                  (36.7)
       Increase in long-term debt                                                            75.0                    10.0
       Change in non-cash working capital                                                     2.7                     0.3
-------------------------------------------------------------------------------------------------------------------------
                                                                                            183.8                   (24.2)
-------------------------------------------------------------------------------------------------------------------------
 INVESTING ACTIVITIES
       Expenditures on property, plant & equipment                                          (22.0)                  (24.8)
       Corporate acquisitions                                                              (200.9)                   --
       Acquisition of capital assets                                                         (0.3)                   --
       Proceeds on disposal of capital assets                                                 0.2                     2.1
       Increase in cash reserved for future site restoration and reclamation                 (1.4)                   --
       Change in non-cash working capital                                                     6.8                   (16.2)
-------------------------------------------------------------------------------------------------------------------------
                                                                                           (217.6)                  (38.9)
-------------------------------------------------------------------------------------------------------------------------
 INCREASE IN CASH FOR THE PERIOD                                                             19.9                    10.7
 CASH (BANK OVERDRAFT) BEGINNING OF THE PERIOD                                               (3.1)                  (14.6)
-------------------------------------------------------------------------------------------------------------------------
 CASH (BANK OVERDRAFT) END OF THE PERIOD                                                     16.8                    (3.9)
=========================================================================================================================
 CASH INTEREST PAID                                                            $              2.1      $              1.8
=========================================================================================================================

PRIMEWEST ENERGY TRUST          1ST QUARTER REPORT


CONSOLIDATED STATEMENT OF INCOME (UNAUDITED)

 (millions of dollars, except for per-trust-unit amounts)                                  THREE MONTHS ENDED
--------------------------------------------------------------------------------------------------------------------------
                                                                                  MAR 31, 2003            Mar 31, 2002
--------------------------------------------------------------------------------------------------------------------------
 REVENUES
       Sales of crude oil, natural gas and natural gas liquids                 $            126.8      $             80.0
       Crown and other royalties, net of ARTC                                               (32.7)                  (10.7)
       Other income                                                                          (0.1)                    0.1
--------------------------------------------------------------------------------------------------------------------------
                                                                                             94.0                    69.4
--------------------------------------------------------------------------------------------------------------------------
 EXPENSES
       Operating                                                                             20.6                    14.4
       General and administrative                                                             3.8                     2.6
       Unit Appreciation Rights                                                               0.4                     5.3
       Interest                                                                               3.6                     2.1
       Cash management fees                                                                   -                       1.4
       Non-cash management fees                                                               -                       0.5
       Depletion, depreciation and amortization                                              52.7                    45.9
--------------------------------------------------------------------------------------------------------------------------
                                                                                             81.1                    72.2
--------------------------------------------------------------------------------------------------------------------------
 INCOME (LOSS) BEFORE TAXES FOR THE PERIOD                                                   12.9                    (2.8)
       Income and capital taxes                                                               1.2                     0.6
       Future income taxes recovery                                                         (10.4)                   (9.4)
--------------------------------------------------------------------------------------------------------------------------
                                                                                             (9.2)                   (8.8)
--------------------------------------------------------------------------------------------------------------------------
 NET INCOME FOR THE PERIOD                                                     $             22.1      $              6.0
==========================================================================================================================
 Net income per Trust Unit                                                     $              0.52     $              0.20
 Diluted net income per Trust Unit                                             $              0.52     $              0.16
==========================================================================================================================


CONSOLIDATED STATEMENTS OF CASH DISTRIBUTIONS (UNAUDITED)

 (millions of dollars, except for per-trust-unit and number of units)                      THREE MONTHS ENDED
                                                                                  MAR 31, 2003            Mar 31, 2002
--------------------------------------------------------------------------------------------------------------------------
 Net income for the period                                                     $             22.1      $              6.0
 Add back (deduct) amounts to reconcile to distribution:
       Depletion, depreciation and amortization                                              52.7                    45.9
       Undistributed cash                                                                   (13.0)                   (8.7)
       Contribution to reclamation fund                                                      (1.5)                   (1.0)
       Unit Appreciation Rights                                                               0.4                     5.3
       Management fees paid in Trust Units                                                    -                       0.5
       Future income taxes recovery                                                         (10.4)                   (9.4)
--------------------------------------------------------------------------------------------------------------------------
                                                                                             28.2                    32.6
--------------------------------------------------------------------------------------------------------------------------
                                                                               $             50.3      $             38.6
==========================================================================================================================
 Cash Distributions to Trust Unitholders                                       $             49.8      $             38.1
==========================================================================================================================
 Cash Distributions per Trust Unit                                             $            1.20       $            1.20
==========================================================================================================================
 Trust Units and exchangeable shares issued and outstanding                           45,430,986              33,150,078
 Weighted average Trust Units and exchangeable shares outstanding (diluted)           42,490,349              33,313,013

PRIMEWEST ENERGY TRUST          1ST QUARTER REPORT


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

For the three months ended March 31, 2003 (millions of dollars except per Trust Unit/share amounts)

1.   SIGNIFICANT ACCOUNTING POLICIES

These interim consolidated financial statements of PrimeWest Energy Trust have been prepared in accordance with Canadian generally accepted accounting principles. The specific accounting principles used are described in the annual consolidated financial statements of the Trust appearing on pages 43 through 63 of the Trust's 2002 annual report and should be read in conjunction with these interim financial statements.

Under the revised terms of section 1580 of the CICA handbook, the excess of the cost of the purchase price over the acquiring company's interest in identifiable assets acquired, and liability assumed, should be reflected as goodwill. The tax basis deficiency that would previously be added to the depletable pool is now accounted for as goodwill, that would not be subject to amortization. A periodic impairment test is then carried out to prove the validity of the goodwill account.

2.   ACQUISITION

On January 23, 2003, PrimeWest Energy Inc. completed the acquisition of two private Canadian companies. The acquisition was accounted for using the purchase method of accounting with net assets acquired and consideration paid as follows:

NET ASSETS ACQUIRED AT ASSIGNED VALUES                           CONSIDERATION PAID
-------------------------------------------------------------------------------------------------------------------------
Petroleum and natural gas assets                     $220.9
Goodwill                                               51.9
Working capital, including cash of $6.8                 4.5
Site restoration provision                             (5.4)     Cash                                              $212.6
Future income taxes                                   (53.3)     Costs associated with acquisition                    6.0
-------------------------------------------------------------------------------------------------------------------------
                                                     $218.6                                                        $218.6
=========================================================================================================================

3.   LONG-TERM DEBT

The facility consists of a revolving term loan of $365 million and an operating facility of $25 million. In addition to amounts outstanding under the facility, PrimeWest has outstanding letters of credit in the amount of $4.5 million (2002
- $3.8 million; 2001 - $2.8 million). Collateral for the credit facility is provided by a floating-charge debenture covering all existing and after acquired property in the principal amount of $750 million. Each borrower under the facility has also provided an unconditional full liability guarantee in respect of amounts borrowed under the facility.

Advances under the facility are made in the form of Banker's Acceptances (BA), prime rate loans or letters of credit. In the case of BA, interest is a function of the BA rate plus a stamping fee based on the Trust's current ratio of debt to cash flow. In the case of prime rate loans, interest is charged at the bank's prime rate. For the quarter ended March 31, 2003, the effective rate was 4.8% (2002 - 5.6%).

The credit facility revolves until April 30, 2003, by which time the lender will have conducted its annual borrowing base review. The lender also has the right to re-determine the borrowing base at one other time during the year. During the revolving phase, the facility has no specific terms of repayment. At the end of the revolving period, the lender has the right to extend the revolving period for a further 364-day period to convert the facility to a term facility. If the lender converts to a non-revolving facility, 60% of the aggregate principal amount of the loan shall be repayable on the date which is 366 days after such conversion date and the remaining 40% of the aggregate principal amount outstanding shall be repayable on the date

PRIMEWEST ENERGY TRUST          1ST QUARTER REPORT


which is 365 days after the initial repayment date.

4.   UNITHOLDERS' EQUITY

PrimeWest Energy Trust

The authorized capital of the Trust consists of an unlimited number of Trust Units.

Trust Units                                                                         # OF UNITS                    AMOUNT
                                                                                                                ($000'S)
-------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 2002                                                        37,004,522                   1,252.2
Issued pursuant to prospectus offering                                               6,000,000                     154.5
Issued pursuant to Long-term Incentive Plan                                             21,956                       0.6
Issued pursuant to Dividend Reinvestment Plan                                          109,711                       2.7
Issued pursuant to Optional Trust Issuance Plan                                        271,462                       6.6
Issued on exchange of exchangeable shares                                              260,452                       6.3
Issue of units due to odd lot program                                                       15                       --
Issue expenses incurred                                                                     --                      (7.9)
-------------------------------------------------------------------------------------------------------------------------
Balance at March 31, 2003                                                           43,668,118                   1,415.0
=========================================================================================================================

The per unit amount of distributions paid or declared reflects distributions paid for units outstanding on the record dates.

PRIMEWEST EXCHANGEABLE CLASS A SHARES

The exchangeable shares are exchangeable into PrimeWest Trust Units at any time up to March 29, 2010; based on an exchange ratio that adjusts each time PrimeWest makes a distribution to unitholders. The exchange ratio, which was 1:1 on the date the transaction closed, is based on the total monthly distribution, divided by the closing unit price on the distribution payment date. The exchange ratio, effective March 15, 2003, was 0.39223 and December 31; 2002 was 0.32732.

Exchangeable shares                                                                # OF SHARES                   AMOUNTS
                                                                                                                ($000'S)
-------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 2002                                                         5,179,278                     47.7
Exchanged for Trust Units                                                            (684,803)                     (6.3)
-------------------------------------------------------------------------------------------------------------------------
Balance at March 31, 2003                                                            4,494,475                     41.4
=========================================================================================================================

5.   TRUST UNIT INCENTIVE PLAN

Under the terms of the Trust Unit Incentive Plan, a maximum of 622,500 Trust Units are reserved for issuance pursuant to the exercise of Unit Appreciation Rights (UARs) granted to employees. Payouts under the plan are based on total unitholder return, calculated using both the change in the Trust Unit price as well as cumulative distributions paid. The plan requires that a hurdle return of 5% per annum be achieved before payouts accrue. UARs have a term of up to six years and vest equally over a three-year period, except for the members of the Board, whose UARs vest immediately. The Board of Directors has the option of settling payouts under the plan in PrimeWest Trust Units or in cash. To date, all payouts under the plan have been in the form of Trust Units. At the annual general meeting a proposal is in place to increase the maximum to 1,800,000 trust units.

PRIMEWEST ENERGY TRUST          1ST QUARTER REPORT


                                                                                                             TRUST UNIT
                                          UARS ISSUED            UARS     CURRENT RETURN          TOTAL     OUTSTANDING
AS AT MARCH 31, 2003                  AND OUTSTANDING          VESTED            PER UAR         EQUITY        DILUTION
-------------------------------------------------------------------------------------------------------------------------
1997 grants                                    52,327          52,327              $23.19          $1.2          49,501
1998 grants                                   104,979         104,979               34.37           3.6         147,230
1999 grants                                   104,529         103,981               21.96           2.3          93,180
2000 grants                                   175,453         145,760                8.07           1.4          46,582
2001 grants                                   483,769         248,820                2.01           0.7          17,103
2002 grants                                 1,046,251         298,662                1.53           0.7          12,428
2003 grants                                   566,092          65,307                0.04             -             214
-------------------------------------------------------------------------------------------------------------------------
                                            2,533,400       1,019,836                              $9.9         366,238
=========================================================================================================================

Cumulative to March 31, 2003, 675,423 UARs have been exercised resulting in the issuance of 380,712 Trust Units from treasury. The 366,238 Trust Unit outstanding dilution represents less than 1% of the total Trust Units outstanding as at March 31, 2003.





--------------------------------------------------------------------------------

For Investor Relations inquiries, please contact:


GEORGE KESTEVEN                                 CINDY GRAY
Manager, Investor Relations                     Investor Relations Advisor
403-699-7367                                    403-699-7356

Toll-free:  1-877-968-7878
e-mail:  investor@primewestenergy.com

PRIMEWEST ENERGY TRUST          1ST QUARTER REPORT


TRADING PERFORMANCE
 For the quarter ended                              MAR 31/03      DEC 31/02       SEP 30/02     JUN 30/02     MAR 31/02
-------------------------------------------------------------------------------------------------------------------------
 TSX Trust Unit prices ($ per Trust Unit)
       High                                             27.34          27.68           29.56         29.48         29.00
       Low                                              24.48          24.23           24.48         25.60         23.60
       Close                                            24.51          25.40           26.45         28.92         28.80

-------------------------------------------------------------------------------------------------------------------------
 Average daily traded volume                          184,428        123,964         109,216       121,599       139,039
=========================================================================================================================


 For the quarter ended                              MAR 31/03      DEC 31/02
-------------------------------------------------------------------------------------------------------------------------
 NYSE Trust Unit prices ($U.S. per Trust Unit)
       High                                             17.96          16.69
       Low                                              16.05          15.62
       Close                                            16.73          16.16

-------------------------------------------------------------------------------------------------------------------------
 Average daily traded volume                          111,605         39,276
=========================================================================================================================

 Number of Trust Units outstanding
 including exchangeable shares (millions of             45.43          39.29           33.80         33.43         33.15
 units)
-------------------------------------------------------------------------------------------------------------------------

 Distribution paid per Trust Unit                       $1.20          $1.20           $1.20         $1.20         $1.20
=========================================================================================================================



TOTAL ANNUALIZED RETURN (%) (1)

[GRAPHIC OMITTED]
[BAR CHART]

                FIVE YEAR       THREE YEAR      ONE YEAR        Q1, 2003
                ---------       ----------      --------        --------

PrimeWest       14.6            23.6            19.5             1.1

OGPI             8.4            20.7            16.2            (1.5)

TSX S&P          1.3            (6.3)          (12.4)           (3.6)

S&P 500          1.4           (12.1)          (22.9)           (3.1)

S&P TSX
  CDN Energy
  Trust Index                                                    1.6


(1)  Total return = unit price plus distributions re-invested